SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of September, 2012
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON SEPTEMBER 05TH, 2012

DATE, TIME AND PLACE: On September 05th, 2012, at 11:00am, in the City of Rome, Italy.

PRESENCE: The Board of Directors of TIM Participações S.A. (“Company”) was held at the date, time and place above mentioned, in the presence of Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Andrea Mangoni, Carmelo Furci, Stefano de Angelis, Oscar Cicchetti, Maílson Ferreira da Nóbrega and Adhemar Gabriel Bahadian, either in person or by means of video conference, as provided in paragraph 2, Article 25 of the Company’s By-laws. The meeting was also attended by Messrs. Alberto Emmanuel Carvalho Whitaker, Chairman of the Statutory Audit Committee, Mario Girasole, Regulatory and Institutional Affairs Officer, Lorenzo Federico Zanotti Lindner, Chief Operations Officer, Paolo Stoppaccioli, Human Resources Officer, Gustavo Alves, Tax Manager, and Jaques Horn, Legal Officer and Secretary.

BOARD: Mr. Manoel Horacio Francisco da Silva – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To resolve on the modifications of the Company’s organizational structure; (2) To acknowledge about the activities developed by Compensation Committee; (3) To acknowledge about the results of the Company’s Long-Term Incentive Plan for the 2011 period (First Grant); (4) To resolve on the goals of the Company’s Long-Term Incentive Plan for the 2012 period (Second Grant); (5) To resolve on the amendments of the Company’s executives’ Management by Objectives (MBO) for the 2012 period; (6) To acknowledge about the main aspects involving the Company's business and the update on the network development plan; (7) To resolve on the execution of grantees by TIM Celular S.A; and (8) Other matters of general interest of the Company.

RESOLUTIONS: Upon review and discussion of the subjects included in the Agenda and the related material, which shall be duly filed in the Company’s head offices, the Board Members resolved to, by unanimous decision, being registered Mr. Carmelo Furci’s abstention in voting on the items of the Agenda that shall be resolved, registered their decisions as follows: (1) The Board Members were informed of the resignations posed by Mr. Antonino Ruggiero from his positions as Wholesale Officer of the Company and its wholly owned subsidiary, TIM Celular S.A. (“TCEL”), as well as from his position of Chief Executive Officer of Intelig Telecomunicações Ltda. (“INTELIG”), which resignations are effective as from September 4th, 2012. Right after, the Board approved, pursuant Article 22, item XXI of the Company’s By-laws, the proposal of modification of the Company’s organizational structure and its subsidiaries, TCEL and INTELIG, in accordance with the material presented and filed in the Company’s head offices: (1.1) The position of Wholesale Officer was extinguished; (1.2) Due to the modifications above, the Company’s Board of Statutory Officers shall consist of eight (8) Offices, denominated as follows: Chief Executive Officer, Chief Financial Officer, Chief Operations Officer, Purchasing & Supply Chain Officer, Regulatory and Institutional Affairs Officer, Chief Marketing Officer, Investor Relations Officer and Legal Officer; (1.3) Shall be registered, as resolved on the Board of Directors’ meeting, held on May 14th, 2012, that the position of Chief Executive Officer of the Company remains vacant, while awaiting the regularization of Mr. Andrea Mangoni’s documentation, who was nominated to this position. Therefore, on this date, the Company's Board of Statutory Officers shall be composed by seven (7) members: Messrs. Claudio Zezza (Chief Financial Officer), Lorenzo Federico Zanotti Lindner (Chief Operations Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Roger Sole Rafols (Chief Marketing Officer), Rogério Tostes Lima (Investor Relations Officer) and Jaques Horn (Legal Officer), all officers shall remain in office until the first Board of Directors` meeting to be held after the General Shareholders` Meeting of the year 2014; (1.4) In view of the new organizational structure of the Company, the Board of Directors ratify the empowerment of the Company`s Statutory Officers, pursuant to paragraph 1, Article 30 of the Company`s By-laws and as approved in Board of Directors’ meeting, held on May 25th, 2012. Thereby, the Chief Executive Officer of the Company shall have the authority to, acting individually, carry out any and all act and execute any and all document on behalf of the Company, limited by the provisions established by law and the Company`s By-laws. The other Company`s Statutory Officers, within their respective areas, shall have the authority to, acting individually, carry out acts and execute documents on behalf of the Company in compliance with the provisions of the Company’s By-laws and within the following empowerment: (a) Chief Financial Officer: for financial and treasury operations, including borrowing and lending, authorizing and making payments, transfers, investments and withdrawals, assignment and discount of bonds, up to a maximum amount of thirty million Reais (R$ 30,000,000.00) per operation or series of related operations; (b) Chief Financial Officer; Regulatory and Institutional Affairs Officer and Legal Officer: up to a maximum amount of thirty million Reais (R$ 30,000,000.00) per operation or series of related operations; (c) Purchasing & Supply Chain Officer, Chief Operations Officer, Chief Marketing Officer and Investor Relations Officer: up to a maximum amount of five million Reais (R$ 5,000,000.00) per operation or series of related operations. The Company`s Statutory Officers shall have the authority to grant powers-of-attorney on behalf of the Company up to their respective empowerment set forth above, provided the respect to the Company`s By-laws; (1.5) The Board approved the proposal of the modification of the TCEL’s organizational structure, to reflect the same structure of the Company. Therefore, once approved the mentioned proposal by the TCEL’s Shareholders’ Meeting, its Board of Statutory Officers shall be composed by seven (7) positions as identified as follows, along with their respective officers: Messrs. Andrea Mangoni (Chief Executive Officer), Claudio Zezza (Chief Financial Officer), Lorenzo Federico Zanotti Lindner (Chief Operations Officer), Daniel Junqueira Pinto Hermeto (Purchasing & Supply Chain Officer), Mario Girasole (Regulatory and Institutional Affairs Officer), Roger Sole Rafols (Chief Marketing Officer) and Jaques Horn (Legal Officer); and (1.6) In view of the resignation of Mr. Antonino Ruggiero from the position of Chief Executive Officer of INTELIG, the Board of Directors approved the proposal of nomination of Mr. Rogerio Takayanagi to the position of Chief Executive Officer of INTELIG. Once approved the mentioned proposal by the Quota Holders’ Meeting, the Board of Officer of INTELIG shall be composed by three (3) officers as follows: Rogerio Takayanagi, Chief Executive Officer; André da Silva Telles, Officer; and Alexandre Segadilha Adler, Officer; (2) The Board of Directors acknowledged the activities carried on by the Compensation Committee at its meeting held today, when the Committee issued a favorable position on the followed proposals: (i) the Company’s Long Term Incentive Plan (“Plan”), 2012 period (Second Grant), it was warned that the proposals related to the Plan shall be submitted to this Board of Directors on July of each year; and (ii) the concept proposed to enhance the Management by Objectives (MBO) of the Company’s Executives for the 2012 period, becoming adjusted that, as recommended by the Compensation Committee, shall be presented a new proposal of an accelerator bounded to the metric of the plan presented to the National Agency of Telecommunications – ANATEL; (3) Regarding to the 2011 Plan (First Grant), the Board of Directors acknowledged that no Beneficiaries have exercised their purchasing shares options which was granted; (4) In view of the caveat made by the Compensation Committee regarding the 2012 Plan (“Second Grant”), the Board of Directors approved: (i) the number of Options and Shares that will be the subject of said Options; (ii) the Minimum Relative Performance Goal and the Relative Performance Goal; (iii) the list of Similar Companies and indexes representing securities portfolios comprising the Relative Performance Comparison Index; (iv) the Minimum Absolute Performance Goal; (v) the Base Price of the Share; and (vi) the Beneficiaries, all in accordance with the Plan and the material presented and filed in the Company’s head offices; (5) The Board of Directors approved the concept proposed to enhance the Management by Objectives (MBO) of the Company’s Executives for the 2012 period, becoming adjusted that, as recommended by the Compensation Committee, shall be presented a new proposal of an accelerator bounded to the metric of the plan presented to the National Agency of Telecommunications – ANATEL, all in accordance with the material presented and filed in the Company’s head offices; (6) The Board of Directors was informed about the main aspects involving the Company's business and were updated about the network development plan. The Board requested a permanent follow up on the subject to be quarterly presented to the Board of Directors and to be monthly informed by briefings sent to the Board Members from this date; (7) The Board of Directors approved the execution of nine (9) guarantee letters and/or guarantee insurance, by TCEL, up to the amount of six hundred and fifteen million, seven hundred and ninety thousand, two hundred and nineteen Reais and fifty-nine cents (R$ 615,790,219.59), in order to ensure a lawsuit to be proposed by TCEL, against the tax collection of “Taxa de Fiscalização de Instalação” (“TFI”), according with the material presented and filed in the Company’s head offices and to the SAS 330/2012; and (8) No other subjects were discussed by the Board of Directors.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all the attendees Board Members: Messrs. Manoel Horacio Francisco da Silva, Gabriele Galateri di Genola e Suniglia, Andrea Mangoni, Carmelo Furci, Stefano de Angelis, Oscar Cicchetti, Maílson Ferreira da Nóbrega and Adhemar Gabriel Bahadian.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Roma, September 05th, 2012.

JAQUES HORN
Secretary and Legal Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: September 05 , 2012	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.